Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Acies Acquisition Corp. II on Amendment No. 5 to Form S-1, of our report dated February 22, 2021, except for the Fair Value Measurements and Derivative Financial Instruments discussed in Note 2 and the second paragraph of Subsequent Event in Note 9, as to which the date is June 24, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Acies Acquisition Corp. II as of February 3, 2021 and for the period from January 18, 2021 (inception) through February 3, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Hartford, CT

June 24, 2021